Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission (SEC). These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the ability to obtain the requisite financing; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the ability to resolve any litigation related to the merger; the timing to consummate the proposed merger; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC. Each forward-looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, on May 28, 2010, RRI Energy filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of RRI Energy and Mirant and that also constitutes a preliminary prospectus of RRI Energy. On July 6, 2010, RRI Energy amended these materials. These materials are not yet final and will be further amended. RRI Energy and Mirant will distribute the final joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the registration statement, and any other relevant documents filed with the SEC, including the preliminary joint proxy statement/prospectus that is a part of the registration statement, and the definitive joint proxy statement/prospectus, when available, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings,” and from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

PARTICIPANTS IN THE MERGER SOLICITATION

RRI Energy, Mirant and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy’s and Mirant’s shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy’s and Mirant’s shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from RRI Energy and Mirant as described above.

Below is a transcript of a call hosted by Mirant on August 6, 2010 to discuss its second quarter 2010 earnings.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

FINAL TRANSCRIPT

Conference Call Transcript

MIR - Q2 2010 Mirant Earnings Conference Call

Event Date/Time: Aug 06, 2010 / 01:00PM GMT

CORPORATE PARTICIPANTS

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Steve Himes

Mirant Corporation - Director, IR

Ed Muller

Mirant Corporation - Chairman, President & CEO

Bill Holden

Mirant Corporation - SVP & CFO

John O’Neal

Mirant Corporation - SVP & Chief Commerical Officer

Paul Gillespie

Mirant Corporation - SVP, Tax

CONFERENCE CALL PARTICIPANTS

Brian Chin

Citi - Analyst

Neel Mitra

Simmons & Company International - Analyst

Lasan Johong

RBC Capital Markets - Analyst

Ali Agha

SunTrust Robinson Humphrey - Analyst

Jeff Coviello

Duquesne Capital - Analyst

Brandon Blossman

Tudor Pickering & Holt - Analyst

Brian Russo

Ladenburg Thalmann - Analyst

Julien Dumoulin-Smith

UBS - Analyst

Keith Stanley

Deutsche Bank - Analyst

Terran Miller

Knight Capital - Analyst

Gregg Orrill

Barclays Capital - Analyst

Ameet Thakkar

Bank of America Merrill Lynch - Analyst

Nateen Dahiya

KLS Diversified - Analyst

PRESENTATION

Operator

Good day, everyone, and welcome to the Mirant Corporation second-quarter 2010 earnings call. Today’s call is being recorded.

For opening remarks and introductions I would like to turn the call over to Mr. Steve Himes, Director of Investor Relations at Mirant.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Steve Himes - Mirant Corporation - Director, IR

Thank you, Angela, and good morning everyone. Thank you for joining us today for Mirant’s second-quarter 2010 earnings call. If you don’t already have a copy, the press release, financial statements, and second-quarter filing with the SEC are available on our website at www.Mirant.com. The slide presentation is also available on our website and a replay of our call will be available approximately two hours after we finish.

Speaking today will be Ed Muller, Mirant’s Chairman and Chief Executive Officer, and Bill Holden, Mirant’s Chief Financial Officer. Also in the room and available to answer questions are John O’Neal, Mirant’s Chief Commercial Officer; Paul Gillespie, our Senior Vice President of Tax; and Gary Garcia, Mirant’s Treasurer.

With regard to the safe harbor slides, during the call we will be making forward-looking statements, including about the proposed merger with RRI Energy, which are subject to risks and uncertainties. Factors that could cause actual results to differ materially from management’s projections, forecasts, estimates, and expectations are discussed in the Company’s SEC filings.

These filings, as well as our materials presented today, describe how you may obtain copies of the SEC filed materials related to the proposed merger as well as information regarding persons who may participate in the merger solicitation. We encourage you to read all the safe harbors and the materials therein.

Lastly, our slide presentation and discussion on this call may include certain non-GAAP financial measures. For such measures, reconciliation to the most directly comparable GAAP measure is available on our website or at the end of our presentation. And with that I would like to turn the call over to Ed.

Ed Muller - Mirant Corporation - Chairman, President & CEO

Thanks, Steve, and good morning, everyone. I will start on slide five with an update on our announced and planned merger with RRI to create GenOn Energy.

First, as you can see on the slide, we filed — we and RRI together filed an amended S-4 in response to comments we received from the Securities and Exchange Commission. We did that in early July. We have received further comments and we expect, with RRI, to file a further amended S-4 very shortly.

Second, we have entered into agreements with financial institutions for the financing for GenOn. We are planning to arrange $2.9 billion of financing for GenOn which will refinance $1.8 billion of funded debt and will replace existing revolving credit facilities at each of Mirant and RRI. The new financing will consist of a revolving credit facility, a term loan, and unsecured notes at GenOn.

In terms of regulatory approvals, we have now received the necessary clearance from the New York State Public Service Commission. We have as well, as we announced earlier this week, received approval from the Federal Energy Regulatory Commission. We have also received a second request from the Department of Justice in connection with our filing under the Hart-Scott-Rodino Act and we are proceeding to respond. We continue to expect the merger to close by the end of 2010.

Turning to the next page, slide five, financial highlights. You can see our numbers there as we have announced them this morning. Our adjusted EBITDA for the second quarter was $149 million compared to $200 million for the same quarter last year.

As in the past, our hedging strategy provided a positive contribution to our financial results. Our realize value of hedges was lower because power prices increased in the second quarter and because our power hedges for 2010 were put on at lower prices than our power hedges for 2009. Also, our fuel oil management activities in the second quarter of this year contributed a relatively small amount to our results compared to the same period in 2009. And that is because we had a very favorable settlement of inventory hedges last year in the second quarter.

Those decreases were offset somewhat by the higher energy gross margins from our Mid-Atlantic generation that resulted both from higher power prices and lower emissions costs.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

For the half, the first six months, all of those factors are applicable. In addition, we had some factors which we described to you during our May call and those are lower energy gross margin from Northeast generation and lower net gains from sales of emissions. And those show you why the 2010 first six months of $311 million of adjusted EBITDA is lower than 2009 at $395 million.

Bill Holden will walk through these numbers in further detail shortly.

On slide six the same operations data that we have been providing showing you that our safety rate performance continues to be very good as does our commercial availability.

Turning to page seven, the market update that we provide each quarter. None of this should surprise anyone. In the near term natural gas prices have increased some; in the longer term they have decreased some. When we net everything out you can see that on-peak dark spreads in the near term have increased, while off-peak dark spreads in the near term have decreased and dark spreads in the long term have declined generally.

Turning to page eight, the long-term story for Mirant, and in a sense for this sector, is that reserve margins continue to be forecasted to decline. If you look at the bottom line, that is the solid orange line, that is for PJM East which includes our Mid-Atlantic plant we can see that, as has been the case, we are marching inexorably toward a period of reserve margins that are not safe and are inadequate.

This demonstrates the value of incumbency. This is coming about because demand is forecasted to grow, even given the current economic conditions, and because little generation is being built. Again, I repeat, this demonstrates what I think is the value of incumbency and a value that is only going to increase.

Turning to page nine, our hedge levels as we provide each quarter. You will see when you look to the right some open white boxes which says that our hedge levels have decreased on these items. For our coal in 2010 that is because compared to the last time we provided you with this chart we have burned more coal than we expected and we expect to burn more coal for the remainder of the year.

And for the power when you look at 2012, 2013, and 2014, those decreases reflect not that we have taken off hedges but rather that our forecasted generation from our coal fleet has gone up.

Then turning now to page 10 and update on the Marsh Landing generating station which we will be building out at our Contra Costa site in the Bay area. We are moving right along here as planned. The California Energy Commission, which has to give us the necessary environmental permits, is expected to render its final decision at the end of this month. The CPUC, the California Public Utilities Commission, approved the PPA that we entered into for the gas and electric and did so right at the end of July.

Both of those approvals, one that is expected at the end of August from the California Energy Commission and the one we have already received from the California Public Utilities Commission, are subject to requests for rehearing, generally within a 30-day period. We are moving along with project financing and expect to close it in the third quarter, and we expect to commence construction later this year. And as we have consistently planned, expect to have the project up and running by mid-2013.

With that I will turn this over to Bill who will give us more of the details.

Bill Holden - Mirant Corporation - SVP & CFO

Thanks, Ed and good morning, everyone. As shown on slide 11, net loss was $263 million for the second quarter of 2010 as compared to net income of $163 million for the same period in 2009. The decrease in net income of $426 million primarily results from a decrease of $326 million in unrealized gross margin, a decrease of $48 million in realized gross margin, an increase of $36 million in operating expenses, and an increase of $15 million in interest expense.

The increase in operating expenses reflects the $62 million gained from the MC asset recovery settlement with Southern in 2009 partially offset by a $37 million post-retirement healthcare benefits curtailment gain in 2010. The increase in operating expense also includes $17 million higher depreciation primarily related to the scrubbers that were placed in service late last year.

Net income was $144 million for the first six months of 2010 as compared to $543 million for the same period in 2009. The decrease of $399 million primarily results from a decrease of $228 million in unrealized gross margin, a decrease of $80 million in realized gross margin, and an increase of $68 million in operating expenses, and an increase of $27 million in interest expense.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

In addition to the effects of the MC asset recovery settlement in 2009 and the post retirement healthcare benefits curtailment gain in 2010, the increase in operating expenses for the year to date also includes $32 million higher depreciation primarily related to the scrubbers and $14 million lower gains on emission sales for the year to date 2010.

Adjusted net income was $46 million for the second quarter 2010 as compared to $131 million for the same period in 2009 and $107 million for the first six months of 2010 as compared to $246 million for the first half of 2009. The most items that bridge adjusted net income to net income, a GAAP measure, are unrealized gains or losses on derivatives, bankruptcy charges and legal contingencies, and the post-retirement benefit curtailment gain.

Unrealized losses on derivatives were $340 million for the second quarter 2010 as compared to net unrealized losses of $14 million for the same period in 2009. For the year to date we had net unrealized gains of $12 million as compared to unrealized gains of $240 million for the first half of last year. The net unrealized losses for the quarter resulted primarily from increases in forward power prices and from power and fuel contracts that settled during the period for which net unrealized gains had been previously recognized.

The net unrealized gains for the year to date resulted from decreases in forward power and natural gas prices partially offset by unrealized losses from power and fuel contracts that settled during the period for which net unrealized gains had been previously recognized. In addition, the quarter and the year to date reflect the recognition of coal agreements at fair value beginning in the second quarter of 2010.

Adjusted EBITDA, which is adjusted net income less interest, taxes, depreciation, and amortization, was $149 million for the second quarter of 2010 as compared to $200 million for the same period in 2009 and $311 million for the first six months of 2010 as compared to $395 million for the first half 2009. The decreases in adjusted EBITDA for the periods were principally the result of lower realized gross margins. I will cover realized gross margin in more detail on the next slide.

The increase in interest, taxes, depreciation, and amortization for the quarter reflects higher depreciation expense of $17 million, higher net interest expense of $16 million, and higher provision for income taxes of $1 million. The increase in interest, taxes, depreciation, and amortization for the year to date reflects higher depreciation expense of $32 million and higher net interest expense of $30 million, offset by lower provision for income taxes of $7 million.

And finally, our earnings per share based on adjusted net income decreased to $0.32 per share for the second quarter of 2010 from $0.90 per share for the second quarter of 2009 and decreased to $0.73 per share for the first half of 2010 from $1.70 per share for the same period last year.

Turning to slide 12, this slide presents the components of the Company’s realized gross margin for the second quarter of 2010 and the six months ended June 30, 2010, as well as the comparable periods for 2009.

Energy, shown as the light blue bar, represents gross margin from the generation of electricity at market prices, fuel sales and purchases at market prices, fuel handling, steam sales, and our proprietary trading in fuel oil management activities. The increase of $25 million for the quarter and the increase of $24 million for the year to date were principally the result of higher Energy gross margins from our Mid-Atlantic generating facilities reflecting higher power prices and a decrease in the cost of emissions allowances, offset by lower realized gross margins from our fuel oil management activities.

Fuel oil management contributed a relatively small amount in 2010 relative to 2009 because of the value realized on inventory hedges that settled in the second quarter of last year. The year to date also reflects lower energy gross margins from the Northeast generating facilities.

Contracted and Capacity, the dark blue bar, represents gross margin received from capacity sold in ISO- and RTO-administered capacity markets through RMR contracts, through tolling agreements, and from ancillary services. The slight increase for the quarter resulted from higher capacity prices in the Northeast. The increase of $9 million for the year to date resulted primarily from higher capacity revenues across all three regions.

And finally, realized value of hedges, the yellow bar, was down by $74 million for the quarter and was down by $113 million for the year to date. As Ed mentioned, the realized value of hedges was lower for the 2010 periods because the average market price for power was higher during 2010 for the same periods in 2009. And also because our power hedges for 2010 were executed at lower prices that our powered hedges for 2009.

Power hedging contracts include sales of both power and natural gas used to hedge power prices, as well as hedges to capture the incremental value related to the geographic location of our physical assets.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Turning to slide 13, this slide presents cash flow information for the second quarter of 2010 and the six months ended June 30, 2010, and for the comparable periods of 2009. The decrease of $265 million in cash provided by operating activities for the quarter is principally related to a decrease of $82 million related to changes in collateral, primarily as a result of increases in forward power prices.

There was also an increase of $60 million in inventories as a result of larger volumes of fuel oil purchased at higher prices, lower realized gross margin of $48 million, a decrease of $38 million as a result of changes in net accounts receivable and payable, an increase of $16 million in net interest expense, and a decrease of $12 million in funds on deposit.

The decrease of $234 million in cash provided by operating activities for the year to date is principally related to lower realized gross margin of $82 million excluding the effect of non-cash lower cost of market adjustments primarily on fuel inventory, an increase of $46 million in inventories as a result of larger volumes of fuel oil purchased at higher prices, a decrease in cash provided of $43 million related to changes in collateral, an increase of $30 million in net interest expense, and a decrease of $24 million in funds on deposit.

Adjusting for the cash received as proceeds from the sales of emissions allowances and capitalized interest related to cash interest paid, arrives at adjusted net cash used in operating activities of $154 million for the quarter compared to adjusted net cash provided by operating activities of $150 million for the year to date. Reducing these amounts were total capital expenditures, excluding capitalized interest, results in adjusted free cash flow deficits of $226 million for the quarter and $7 million for the first six months of 2010.

Our Maryland Healthy Air Act capital expenditures and Marsh Landing capital expenditures and working capital requirements are non-recurring in nature. Therefore, a more meaningful presentation of free cash flow is to use free cash flow adjusted for these amounts. Accordingly, adding back actual expenditures for both programs results in an adjusted free cash flow deficit of $195 million or $1.34 per share for the second quarter of 2010 and adjusted free cash flow of $72 million or $0.49 per share for the 2010 year-to-date period.

Turning to page 14 this slide presents our debt and liquidity as of June 30, 2010. Consolidated debt was $2.562 billion at June 30, 2010. As of June 30, Mirant had total cash and cash equivalents of $1.849 billion, of which $431 million was restricted at Mirant North America and its subsidiaries and was not available for distribution to Mirant at June 30. Based on the results of the second quarter we expect Mirant North America will make a distribution of approximately $110 million later this month.

Although we expect Mirant North America to remain in compliance with its financial covenants, it is likely it will be restricted from making distributions in future periods beyond amounts permitted for interest payable by Mirant America’s generation, primarily because of the remaining payments on the capital expenditure program to comply with the Maryland Healthy Air Act. When the capital expenditures no longer affect the free cash flow calculation, Mirant North America is expected to be able to again make distributions. We do not expect the potential restriction on future distributions to have any affect on operations.

And, finally, our total available liquidity, including amounts available under the Mirant North America revolver and the synthetic LC facility, was $2.5 billion.

Turning to slide 15, this slide presents a breakdown of our projected capital expenditures for 2010 and 2011. We expect to pay $269 million related to the Maryland Healthy Air Act in 2010; $77 million of this amount was paid through Q2. Other environmental expenditures include the remaining $33 million deposited into escrow in the third quarter of 2008 and expected to be spent between 2010 and 2012 for control of small dust particles as part of the Potomac River agreement.

Our estimate for normalized maintenance CapEx remains at approximately $50 million to $60 million per year and reflects the current outlook for commodity prices. Construction expenditures include the estimated amounts for the construction of our Marsh Landing generating facility, which will commence operations in mid-2013.

With that I will turn it back to Ed, who will wrap up and open the call for your questions. Ed?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Thanks, Bill. I am on slide 16. To summarize, we are marching along right on schedule to close and complete the merger with RRI to create GenOn Energy, which will deliver significant value to the stockholders through the savings that we have said and commit to achieving.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

As in the past, hedging has continued to cushion Mirant’s results and did so both in the quarter and in the first six months from the effects of relatively low commodity prices. The markets, particularly eastern markets, are forecasted to tighten because little generation is being built, reiterating the value of incumbent positions.

And, finally, we are marching along as planned, and as we have said we would, to permit, finance, and commence construction of our Marsh Landing generating facility later this year so that it will go into operation in mid-2013.

With that, Angel, we are ready for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Brian Chin, Citigroup.

Brian Chin - Citi - Analyst

Good morning. For the slide nine where you have forecasted volumes going up, just what has caused your in outlook to change on the volumes? Is it just a more — better view of the macro economy, is it commodity prices? Can you give a little bit of color there?

Ed Muller - Mirant Corporation - Chairman, President & CEO

John, do you want to take this?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

Yes, in general, basically our forecasted generation has gone up slightly just because of changes in commodity prices. We use the forward curve. We are not — this is not our own forecast at all, we are just relying on the forward curves based on a July curve date. And it’s a reflection of commodity prices at that time.

Brian Chin - Citi - Analyst

Okay. And then secondly, can you remind me which hub do you tend to hedge out most of your power sales contracts at? Is it an agglomeration of PJM East nodal points, is it PJM West?

Ed Muller - Mirant Corporation - Chairman, President & CEO

John?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

Yes, we generally use, as you would expect, the most liquid points in the market. For the most part we are using the PJM West hub. We have in addition to that, for a first portion of our hedging, done some hedging with NYMEX Henry Hub gas swaps so there is a portion of our hedges that are that. That primarily was for our long-dated hedging.

As we move closer in we convert our hedges from the West Hub to the Pepco zone, which is where our generation is located. So we generally — if you think about that six to 12 months, 18 months out we are rolling all of our hedges from West Hub or from natural gas into the Pepco zone where our generation is located.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Brian Chin - Citi - Analyst

And do you hedge out your basis differentials at the same time that you put on your hedges on PJM West or do you do it when you shift over to the Pepco zone?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

You are talking about our power basis?

Brian Chin - Citi - Analyst

Yes.

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

No, it’s generally — it’s done when we convert the hedges to the Pepco zone.

Brian Chin - Citi - Analyst

Okay, great. Thank you.

Operator

Neel Mitra, Simmons & Co. International.

Neel Mitra - Simmons & Company International - Analyst

Good morning. Just wanted to get your thoughts on the clean air transport rule. Would there be any CapEx impact to the Maryland fleet given that you have the requirements under the Maryland Healthy Air Act? And then the second part, if you were long emissions allowances with the scrubbers you already have, how would the lack of interstate trading impact the amount emissions allowances you would be allowed to sell?

Ed Muller - Mirant Corporation - Chairman, President & CEO

I am going to let John answer these, but let me give you a preface first. I think it is important that we recognize that these are proposed rules, in fact, proposed in three different — with three different options. So we are far from knowing what the rules will be and when they will be.

Given the number of options provided and the general uncertainty with any proposed rule dealing with the complex issues that this rule is attempting to deal with, it is very hard to forecast clearly where we are going. So I think it’s incumbent on all of us in the sector and who think about this not to start jumping to any conclusions in any direction here.

We, of course, are spending a lot of time assessing this and figuring out what we think is the best solution, both as a matter of policy and for Mirant. So I say that because each time we deal with these I get the sense that folks think because they have been proposed they are already rules tomorrow morning. They are not and they will not be.

So with that, John, do you want to address Neel’s question?

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

Yes, as to the second part of the question, Neel, in general we are net long emissions credits for SO2 and NOx as a result of the environmental controls we have put on in Maryland. As you know, when the rule was proposed prices for those credits dropped significantly such that the value of those credits is really immaterial to our results going forward.

So while we do have a relatively long position, given the uncertainty around the proposed rules, the value of those credits is de minimus. It’s unclear as to whether or not they will have any value going forward.

Ed Muller - Mirant Corporation - Chairman, President & CEO

And as to your first question, we would think for the Maryland plants, which we have scrubbed and put NOx controls on, we think we are at state-of-the-art on all of those.

Neel Mitra - Simmons & Company International - Analyst

Okay. And then the recent run-up in Central Appalachian coal prices, are you seeing that same kind of run up in the type of coal that you generally use for your fleet in outer years, and I am specifically referring to I guess the higher sulfur and Northern Appalachian coal?

Ed Muller - Mirant Corporation - Chairman, President & CEO

I would say the market has moved up somewhat in sympathy over the last month or so. The Northern App prices following what we have seen somewhat in the Central App. The back of the curve has not moved nearly as much as what we have seen in the front of the curve. It has really been a — the front of the curve has moved up more than the backs have. The backs have — relatively unchanged over the last several months.

Neel Mitra - Simmons & Company International - Analyst

Great, thank you.

Operator

Lasan Johong, RBC Capital Markets.

Lasan Johong - RBC Capital Markets - Analyst

Thank you. I am not quite sure what is going on with the generation in the second quarter, but your Mid-Atlantic, mid-intermediate generation and your peaking units were doing very well but the baseload was down significantly. I am not sure I understand why.

Ed Muller - Mirant Corporation - Chairman, President & CEO

John, do you want to take this?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

Sure. In the second quarter we had two rather large planned outages at our Maryland stations. One was at the Morgantown Station; another was at the Chalk Point Station. Both of those were planned outages, they were scheduled with the ISO, and they went off as planned during the second quarter. That resulted in lower generation in 2010 relative to 2009.

Adjusted for those outages our generation would have been higher in the second quarter of 2010 than it was in 2009, but again we had large planned outages during the quarter.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Lasan Johong - RBC Capital Markets - Analyst

So does that mean weather was strong and how much pick up have you seen in industrial activity?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

Well, we are not a load-serving entity so it’s somewhat difficult for us to point directly to — it’s hard for us to comment much on load. Certainly the weather has been hot and you have seen a lot of demand in the system. That has resulted in an increase in our generation.

For example, if you will look you will see that our intermediate and our peaking units in the Mid-Atlantic ran much more in the second quarter of 2010 than they did in 2009. That is reflective of higher prices and increased demand on the system during the quarter.

Lasan Johong - RBC Capital Markets - Analyst

On the NOLs, why does the merged entity have to wait five years before it can utilize the NOLs and how much of the $2.7 billion will be used thereafter?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Paul?

Paul Gillespie - Mirant Corporation - SVP, Tax

The merged entity will be required to reset the so-called annual use limitation at the time of the merger and that reset will be based on the current stock prices. That will have the effect of substantially diminishing the amount of NOLs that can be used compared with the pre-merger periods.

As a result of that, we do not anticipate being able to use NOLs for five years. Once we are out of that five-year period we expect to be able to use somewhere between $100 million to $125 million of NOLs per year.

Lasan Johong - RBC Capital Markets - Analyst

For how long?

Paul Gillespie - Mirant Corporation - SVP, Tax

Until the NOLs expire.

Lasan Johong - RBC Capital Markets - Analyst

All $2.7 billion?

Paul Gillespie - Mirant Corporation - SVP, Tax

No. We expect that we will write-off approximately $2 billion of the Mirant NOLs because they will expire unused.

Lasan Johong - RBC Capital Markets - Analyst

Understood. Last question. The second request for Hart-Scott-Rodino, did that have anything to do with Mid-Atlantic market power issues?

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President & CEO

It is a broad request and this is not uncommon in the reviews done by the government, even the Department of Justice as it’s reviewing this matter or the Federal Trade Commission. I wouldn’t draw any other conclusion there nor will we go into any of the particulars, but it’s a broad request.

Lasan Johong - RBC Capital Markets - Analyst

Thank you so much.

Operator

Ali Agha, SunTrust Robinson Humphrey.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Thank you. Good morning. Ed, as you look at your performance through the first half of the year would you characterize that as on plan, above plan, below plan? How would you look at the numbers that have come in so far?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Well, Ali, when we announced the merger in April we said that we would no longer be giving guidance and so I don’t want to go down the path here of comparing to plan and so on.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay, fair enough. I wasn’t thinking that you would quantify it, but just wondering if things had been running as you would have wanted them to.

Ed Muller - Mirant Corporation - Chairman, President & CEO

We are content with how things are running.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay. On the debt refinancing that is going on as part of the merger process, the pricing that you are looking at or getting a sense of for the new debt, the cost of that debt, is that coming in again as you would have thought, higher, lower? Any color on that?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Bill?

Bill Holden - Mirant Corporation - SVP & CFO

Hi, Ali, it’s Bill. I would say it is certainly within our definition of acceptable financing in the merger agreement. Beyond that, I can’t really comment. We haven’t priced all the notes and the term loans yet, and so that will happen when we bring them to market. So we are certainly within the definition of the acceptable financing.

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Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay. And roughly the timing, Bill, on having that lined up?

Bill Holden - Mirant Corporation - SVP & CFO

Well, as you will note, we have signed the commitments for the revolving credit facility and then the syndication for that is in process. We haven’t made any decisions yet as to when we will launch the offering for the term loan and the notes, although we continue to think about it the same way. And that is that we recognize that if markets are open and we can get the financing completed, then it takes that risk off the table with respect to completing the merger.

So we are continuing to look at it; haven’t made any decisions to this point.

Ali Agha - SunTrust Robinson Humphrey - Analyst

And final question, when you look at your current liquidity and cash position are you still of the opinion that that is the amount you would need currently to play out your stress case scenarios or has that thinking changed somewhat?

Ed Muller - Mirant Corporation - Chairman, President & CEO

We think that the amounts we have are appropriate still.

Ali Agha - SunTrust Robinson Humphrey - Analyst

You don’t think that you have any excess cash still at this point?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Nothing that we would consider meaningful.

Ali Agha - SunTrust Robinson Humphrey - Analyst

Okay, thank you.

Operator

Jeff Coviello, Duquesne Capital.

Jeff Coviello - Duquesne Capital - Analyst

Good morning. I had I guess just a clarifying question, so on the financing, the revolver, the $750 million to $1 billion that is actually — that is now committed with a group of banks?

Bill Holden - Mirant Corporation - SVP & CFO

Correct.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Jeff Coviello - Duquesne Capital - Analyst

Great. Okay, good. Just kind of a question on environmental stuff. There has been — this local jurisdiction, I guess Montgomery County passed a carbon tax that I know you guys are challenging. I just wanted to understand kind of what your thoughts were around the challenge and the basis for appeal and if there is any other jurisdictions that are talking about that or should we look at it as a one off?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Well, I don’t know of other jurisdictions that are looking at it right now. We have appealed the decision of the US District Court in Maryland to the United States Court of Appeals for the fourth circuit challenging this levy, which as you will recall was designed so that it imposes a fee on one entity in Montgomery County. We think that as a matter of policy that this is very unwise policy. Carbon issues, climate issues, and so on should be addressed globally and at the very least if we are not going to address them globally, they ought to be addressed nationally.

As we have seen, we are not yet at a national consensus on this. And to move from regional — to a regional level is, I think, much less wise than national and to move to a county is particularly unwise. When you think about it, the Dickerson stations in Maryland is fully scrubbed and has NOx controls.

And to the extent that its cost of production is raised by this fee, it means that it may from time to time be displaced by coal plants further to the west that do not have those controls and whatever the emissions are they will be made. They will get into the atmosphere, because there is no fence at the Montgomery County line nor is there a fence at the US line for carbon emissions. So it’s just a matter of very bad policy.

I won’t address the various legal arguments. I don’t think that would be appropriate. But we intend to challenge it and we have filed an appeal in the United States Court of Appeals for the Fourth Circuit.

Jeff Coviello - Duquesne Capital - Analyst

Got it. Okay, thank you very much.

Operator

(inaudible), JPMorgan.

Unidentified Participant

Thanks for taking my question. Just on HSR, so the broad second was received about three weeks ago. I was just wondering if there is any plans to substantially comply with that and have you given the DOJ all they need?

And on the financing, slide four mentions $1.9 billion in unsecured notes. It was my impression it was $1.9 billion in aggregate between the term loans and bonds, and that was — it lines up with the notion of on the four tranches being redeemed. And I think your S-4 mentions $1.9 billion in aggregate as well, so just wondering is there additional $500 million of financing planned?

And then, whenever you do come to market with the notes before closing the deal is there any plan to take out the legacy bond ahead of the close to avoid double interest?

Ed Muller - Mirant Corporation - Chairman, President & CEO

We will answer them in reverse order. Bill, why don’t you take the financing questions first?

Bill Holden - Mirant Corporation - SVP & CFO

With respect to the up to $1.9 billion for the notes, we have done that to be able to give us flexibility for two reasons. One, if the revolver is $750 million instead of $1 billion, we will have the ability to move some of that into the funded debt. And then second, we also wanted the flexibility to be able to react to market conditions when we launch and be able to adjust the components of the funded debt if we see that that is economic to do.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

The total amount of financing that we intend to raise, including the revolving credit facility, is still $2.9 billion. And as we have outlined that our base plan is that we will have a $1 billion revolving credit facility, a $500 million term loan, and a $1.4 billion notes offering.

Ed Muller - Mirant Corporation - Chairman, President & CEO

And as to your question on the second request under the Hart-Scott-Rodino Act, we are proceeding to respond and our expectation is that we will have the necessary clearance in place so that we can close this transaction, complete the merger before the end of the year.

Unidentified Participant

Sorry, Bill, just on the second part of the financing question about if you come to market earlier on the bonds to take advantage of a firm market?

Bill Holden - Mirant Corporation - SVP & CFO

Yes. Yes, sorry, sorry. If we fund into escrow one of the conditions for the availability of the revolver and for the release of funds to escrow would be the closing of the merger. So we would not be able to redeem the existing debt at Mirant North America or RRI in advance of closing.

Unidentified Participant

Okay. All right, thank you.

Operator

Brandon Blossman, Tudor Pickering Holt & Co.

Brandon Blossman - Tudor Pickering & Holt - Analyst

Good morning, guys. Hit most of my questions; can we talk about hedging strategy just a little bit? It looks like very little was done, just a small increment in 2011 during the quarter. Looking forward does that imply that you see spark spreads looking a little bit better in the future than they do currently?

Ed Muller - Mirant Corporation - Chairman, President & CEO

John, do you want to take this?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

You know, Brandon, I guess the market has certainly — we had traded off here over the last several years. We have put on hedges in prior periods at levels that we have found very attractive. As you know, we hedge to protect against a downside price environment and we think our current hedges protect us against that downside price environment. So we are very comfortable with our hedge levels.

Certainly we think that as we look at reserve margins and other things that you look out in the future, the amount of generation getting built, environmental things coming our way, we think there is an expectation that markets could tighten. And that could create some upward pressure on prices. But in general, we are hedging to protect against a downside price scenario and we feel that our current hedge levels provide that.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Ed Muller - Mirant Corporation - Chairman, President & CEO

Bill, let me just augment what John said. We will continue to have the approach of hedging out this profile. The slope of these curves on this chart will look — the chart on page nine — will be consistent going forward, but we are at the same time, as to when we put on hedges and so on, we are generally opportunistic in assessing the market. So I wouldn’t draw any inference here that we have changed our approach.

Brandon Blossman - Tudor Pickering & Holt - Analyst

Thanks, useful color. Somewhat related, smaller item. Morgantown blending facility, when will that come online and will that change your coal procurement strategy for that facility?

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

It will come online later this year. We expect sometime in the fourth quarter. It will give us a lot more flexibility to take a larger variety of coals into Morgantown than we do currently. As we have described in the past, we generally are burning a Northern App coal. In the past, that has been around a 3-pound sulfur at Morgantown.

With the scrubbers that we have in place, we can go to higher sulfurs, so that creates opportunities to burn up to 4, 4.5-pound sulfur. We think with the blending facility, that will give us some opportunity to try even more things, including maybe potentially some higher sulfurs that we blend with some lower sulfur Central App and deliver an overall lower cost of the facility going forward.

Right now, as you look at the foreword curve for coal, the Northern App prices are generally the lowest out there, but that changes all of the time. Occasionally, we will see a distressed cargo of Central App or a very high sulfur Northern App that if blended with a Central App could come down and hit our sweet spot for that facility.

So the blending facility is going to give us a lot more flexibility than we have now. We think over time it will result in lower delivered cost to Morgantown than we have now, but as we look out right now, the Northern App prices generally are the lowest on the board.

Brandon Blossman - Tudor Pickering & Holt - Analyst

Okay, thanks. Useful color, guys. Thanks.

Operator

Brian Russo, Ladenburg Thalmann.

Brian Russo - Ladenburg Thalmann - Analyst

Good morning. Could you just maybe comment on your coal delivery costs are? I see on slide 20 have got your average contract price prior to delivery.

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

Generally we pay somewhere between $20 to $23 per ton to deliver to our Maryland facilities, and it’s about the same for Potomac River as well. Our three Maryland facilities are served by CSX and the Potomac River station is served by Norfolk Southern.

Brian Russo - Ladenburg Thalmann - Analyst

Okay, great. Any comments on what you are seeing in terms of your basis differential in the forward years?

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

It has improved somewhat. We have actually had a very hot summer, so the Pepco basis relative to the PJM West hub has been very strong this summer and that has translated into modest improvement further out the curve. But generally the curve has not moved very much further out the curve for that basis.

Brian Russo - Ladenburg Thalmann - Analyst

Okay, great. Thanks a lot.

Operator

Julien Dumoulin-Smith, UBS.

Julien Dumoulin-Smith - UBS - Analyst

Good morning. Thank you. So just wanted to clarify on the Brian’s comments with regards to basis and wanted to find out what nominally are you seeing as far as basis? Just kind of a dollar figure, if you will, or a percent figure of power prices.

And relative to historicals have you seen any compression? I mean just to whatever degree you can comment there would be appreciated.

John O’Neal - Mirant Corporation - SVP & Chief Commerical Officer

I don’t have the exact numbers right in front of me. It obviously changes. The on-peak basis is different than the off-peak basis and the shape of that changes out the curve. It’s measured in dollars per megawatt hour. It’s several dollars per megawatt hour better than the West hub and again I don’t have it right in front of me.

In terms of where it is, I would say it’s lower than it has been in the past. As natural gas prices decline and as fuel costs in general decline the basis compressed relative to the West hub as you would expect, because — and so that has occurred as well. So in general it has been — it’s lower than it was several years ago. Obviously here in the front of the curve it has been higher than the forward curve had it because of the very hot weather that we have seen.

Julien Dumoulin-Smith - UBS - Analyst

Great. And then a second question, this is kind of going back to a comment on the RRI call. Just looking at the delta between the CapEx forecast for 2014 and the S-4 it seems that there was a $146 million delta there. Might you be able to comment on where that difference in point of view on environmental regs came from?

Ed Muller - Mirant Corporation - Chairman, President & CEO

I am going to let Bill answer it, but first with this understanding. I don’t want to nor will we go into the details of what is in the S-4. But, Bill, within those confines if you can broadly address this.

Bill Holden - Mirant Corporation - SVP & CFO

Yes, and I think we have described this generally in the S-4, but we took the RRI management case and then we applied some of our assumptions regarding the potential impact of future environmental legislation, most notably the clean air interstate rules. It was really as a result of those assumptions that we made the changes to the RRI management case.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Julien Dumoulin-Smith - UBS - Analyst

All right, great. Thank you kindly.

Operator

Keith Stanley, Deutsche Bank.

Keith Stanley - Deutsche Bank - Analyst

Good morning. I know you don’t want to get into too many of the details of the S-4, but can — just a very quick question. Can you disclose if the Marsh Landing growth project is a part of those internal projections in 2013 and 2014?

Ed Muller - Mirant Corporation - Chairman, President & CEO

I don’t want to start unwinding it. Each company, as you would expect, for its Board prepared projections. Those projections are reflected in the S-4 taking into account what each company’s management saw as the things occurring out in the outer years.

Bill talked about the care rules and you can imagine that, as I said earlier in this call, figuring out what those things are going to be is fraught with a lot of uncertainty right now. So beyond that we are not going to go.

Keith Stanley - Deutsche Bank - Analyst

Presumably though, since you seem to be on target with this project, that would be included in what management is expecting for the future?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Well, I don’t want to presume anything. We are on target for that project and you can look back and see how long we have been projecting that we will be on target and draw whatever conclusions you wish. But beyond that we won’t go.

Keith Stanley - Deutsche Bank - Analyst

Okay, thank you.

Operator

Terran Miller, Knight.

Terran Miller - Knight Capital - Analyst

Good morning. Just another follow-up on the financing plan, and I apologize, but are the bank facilities going to be secured? And if secured, what are they going to be secured by? And have you made any determination whether or not the senior unsecured notes will be similar in structure to the existing RRI notes or do you expect them to have a different covenant package?

Bill Holden - Mirant Corporation - SVP & CFO

I will start with the bank facility and the term loan. The credit facility and the term loan will be secured obligations. They will bet secured obligations at the GenOn level. They will be guaranteed by certain of the subsidiaries of GenOn.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

And I think we have noted in the 10-Q that the subsidiaries of Mirant North America, excluding Mirant Mid-Atlantic and MET, would be expected to be guarantors. However, the ability of those subsidiaries to be guarantors will depend on the ability to meet the debt incurrence test that is in the MAG indenture.

Terran Miller - Knight Capital - Analyst

Got it.

Bill Holden - Mirant Corporation - SVP & CFO

And the one that specifically applies to the subsidiaries is the consolidated debt to EBITDA ratio of 6.75 times or less. And so to the extent we meet that covenant then the subsidiaries would be guarantors. But I would reiterate Miramax Mid-Atlantic and MET would not be guarantors and MAG itself would not be a guarantor.

And then on the RRI side, the Reliant Mid-Atlantic and Reliant Energy Services, likewise, would not be guarantors.

With respect to the notes, I don’t have a lot to offer there yet. We haven’t completed all the final documentation on the notes, but we expect they would be issued at the GenOn level. But beyond that we haven’t made all the final determinations.

Terran Miller - Knight Capital - Analyst

Thank you very much.

Operator

Gregg Orrill, Barclays Capital.

Gregg Orrill - Barclays Capital - Analyst

Thanks, good morning. Do you have an estimate of the NOL for the combined company?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Paul?

Paul Gillespie - Mirant Corporation - SVP, Tax

We have a five-year outlook for the use of the NOLs for the combined company. We do not have an estimate of the NOLs for the combined company other than what appears in the S-4.

Gregg Orrill - Barclays Capital - Analyst

Okay.

Paul Gillespie - Mirant Corporation - SVP, Tax

We do anticipate, however, that we will continue to apply a valuation allowance to the deferred tax asset that results from the NOLs.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Gregg Orrill - Barclays Capital - Analyst

Okay. And then on trona, can you speak to the ability to use that as a way to comply with the onslaught of EPA regulations, notably the HAP rule within the context of the agreement you have in Virginia with Potomac River?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Well, using trona has proved effective for us at Potomac River. We have run tests using a very close chemical cousin, sodium bicarbonate; the same stuff that comes in the nice orange Arm & Hammer box. We had to have it in a finer grind. And have run some tests and are seeking approval in Virginia from the authorities to substitute it for trona, which would give us some operational improvements.

But if your question more broadly is can this be used in other plants that can be, it depends what limitations are put on the plants and whether the increased costs render the plant still viable.

Gregg Orrill - Barclays Capital - Analyst

Do you think trona qualifies as a best available control technology?

Ed Muller - Mirant Corporation - Chairman, President & CEO

Well, that is a — the level of removal for trona and its various cousins is less than the level of removal achieved by a scrubber.

Gregg Orrill - Barclays Capital - Analyst

Okay. Thanks, Ed.

Operator

Ameet Thakkar, Bank of America Merrill Lynch.

Ameet Thakkar - Bank of America Merrill Lynch - Analyst

Good morning, guys. You guys saw a fairly good result from the latest PJM RPM capacity auction. I was wondering if you could kind of tell us how much capacity you cleared in the 2013/2014 auction and what you guys are thinking as far as broader picture items that we should think about for the upcoming auction next May?

Ed Muller - Mirant Corporation - Chairman, President & CEO

As you know, we have to comply very carefully with the various rules here and it is important in our competitive position. So beyond what is public already we won’t be going.

Ameet Thakkar - Bank of America Merrill Lynch - Analyst

Thank you.

Operator

[Nateen Dahiya], KLS Diversified.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

Nateen Dahiya - KLS Diversified - Analyst

Morning. Just one question on the refinancings. You do say that even if you were to [move] the new bonds before you would have to put them in escrow and kind of take out the old that don’t leave with the transaction. But with respect to the 2013s, your current thought is to dig them out as the transaction closes or wait until the first of next year for the [coal] price to step down?

Bill Holden - Mirant Corporation - SVP & CFO

This would be the Mirant North America notes due in 2013?

Nateen Dahiya - KLS Diversified - Analyst

That is right.

Bill Holden - Mirant Corporation - SVP & CFO

I think that what we have said is that our plan is to optionally redeem the notes. The exact timing we haven’t decided.

Nateen Dahiya - KLS Diversified - Analyst

So there is nothing in the guarantees or whatever that would prevent you from extending the take out until a few months later?

Bill Holden - Mirant Corporation - SVP & CFO

I am really not prepared to comment, I think, beyond what we have said with respect to that.

Nateen Dahiya - KLS Diversified - Analyst

Okay, thank you.

Operator

That appears to be all the questions we have at this time. I will turn it back over to you, Mr. Himes, for any closing comments or remarks.

Steve Himes - Mirant Corporation - Director, IR

We just want to thank everyone for joining us today and for your interest in Mirant. If you have any further questions, we will be available later on. And have a great day.

Operator

That concludes today’s conference. We thank you for your participation.

FINAL TRANSCRIPT

Aug 06, 2010 / 01:00PM GMT, MIR - Q2 2010 Mirant Earnings Conference Call

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